SECURITIES AND EXCHANGE COMMISSION

Release No. IC-31615; File No. 812-14468

Citicorp, et al.; Notice of Application and Temporary Order

May 20, 2015

Agency: Securities and Exchange Commission ("Commission")

Action: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order ("Temporary Order") exempting them from section 9(a) of the Act, with respect to a guilty plea entered on May 20, 2015, by the Settling Firm (as defined below) in the United States District Court for the District of Connecticut (the "District Court") in connection with a plea agreement ("Plea Agreement") between the Settling Firm and the United States Department of Justice ("DOJ"), until the Commission takes final action on an application for a permanent order (the "Permanent Order," and with the Temporary Order, the "Orders"). Applicants also have applied for a Permanent Order.

Applicants: Citicorp, a Delaware corporation, (the "Settling Firm"), Citigroup Global Markets Inc. ("CGMI"), CEFOF GP I Corp. ("CEFOF"), CELFOF GP Corp. ("CELFOF"), Citibank, N.A. ("Citibank"), Citigroup Alternative Investments LLC ("Citigroup Alternative"), Citigroup Capital Partners I GP I Corp. ("CCP I"), Citigroup Capital Partners I GP II Corp. ("CCP II"), Citigroup Private Equity (Offshore) LLC ("CPE (Offshore)"), and Citigroup First Investment Management Americas LLC ("CFIMA", and along, together with CGMI, CEFOF, CELFOF, Citibank, Citigroup Alternative, CCP I, CCP II, and CPE (Offshore), the "Adviser Applicants" and the Settling Firm together with the Adviser Applicants, the "Applicants").

Filing Date: The application was filed on May 20, 2015.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on June 15, 2015, and should be accompanied by proof of service on Applicants, in the form of an affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: The Settling Firm and Citibank: 399 Park Avenue, New York, NY 10043 CGMI, CEFOF, CELFOF, Citigroup Alternative, CCP I, CCP II, CPE (Offshore), and CFIMA: 388 Greenwich Street, New York, NY 10013.

For Further Information Contact: Kyle R. Ahlgren, Senior Counsel, Vanessa M. Meeks, Senior Counsel, or Holly Hunter-Ceci, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a temporary order and a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

1.　　　Citigroup Inc. ("Citigroup" or "Citi"), the parent company of the Settling

Firm, CGMI and the other Adviser Applicants, is a global financial holding company

whose businesses provide a broad range of financial services. The Settling Firm is a

financial services holding company and the direct parent company of Citibank. CGMI, a

New York corporation and an Affiliated Person of the Settling Firm, is a full service

investment banking firm. CGMI engages in securities underwriting, sales and trading,

investment banking, financial advisory and investment research services. CGMI is

registered as a broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act")

and as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act").

CGMI currently does not perform Fund Service Activities (as defined below) for any

Fund[1], but it may seek to do so in the future. CFIMA, a Delaware limited liability

company and an Affiliated Person of the Settling Firm, is registered as an investment

adviser under the Advisers Act and serves as investment adviser to one Fund. CFIMA

currently does not serve as depositor or principal underwriter for any Fund, but it may seek

to do so in the future. Each of CEFOF, CELFOF, Citibank, Citigroup Alternative, CCP I,

CCP II and CPE (Offshore) (collectively, the "ESC Advisers") is an Affiliated Person of

the Settling Firm and serves as investment adviser to certain ESCs (ESCs are included in

the term "Funds") sponsored by Citigroup and its subsidiaries. None of the ESC Advisers

perform any Fund Service Activities for any Funds other than the ESCs. The ESCs have

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[1]　　　For purposes of the application "Funds" refers to any registered investment company, business development company, or employees' securities company (as defined in section 2(a)(13) of the Act) for which a Covered Person serves or may in the future serve as an investment adviser (as defined in section 2(a)(20) of the Act), sub-adviser, general partner or depositor, or any registered open-end investment company, registered unit investment trust or registered face amount certificate company for which a Covered Person (as defined above) serves or may in the future serve as principal underwriter (as defined in section 2(a)(29) of the Act).

been exempted from all provisions of the Act and the rules and regulations thereunder, except for certain sections, including section 9, pursuant to a Commission order.[2]

2.　　　While no existing company of which the Settling Firm is an affiliated person within the meaning of section 2(a)(3) of the Act ("Affiliated Person"), other than the Adviser Applicants, currently serves or acts as an investment adviser or depositor of any Fund, employees' securities company or investment company that has elected to be treated as a business development company under the Act, or principal underwriter (as defined in section 2(a)(29) of the Act) for any open-end management investment company registered under the Act ("Open-End Fund"), unit investment trust registered under the Act ("UIT"), or face-amount certificate company registered under the Act (such activities, "Fund Service Activities"), Applicants request that any relief granted also apply to any existing company of which the Settling Firm is an Affiliated Person, and to any other company of which the Settling Firm may become an Affiliated Person in the future (together with the Applicants, the "Covered Persons") with respect to any activity contemplated by section 9(a) of the Act.

3.　　　The DOJ has conducted an investigation of certain conduct and practices of Citi and others in the foreign currency exchange ("FX") spot market. To resolve the DOJ's investigation, the Settling Firm entered into the Plea Agreement, pursuant to which the Settling Firm has pleaded guilty to one count of an antitrust violation of 15 U.S.C. § 1. As set forth in the Plea Agreement, from at least December 2007 and continuing to at least January 2013 (the "Relevant Period"), the Settling Firm, through one London-based euro/U.S. dollar ("EUR/USD") trader employed by Citibank, a subsidiary of the Settling

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[2]　　　Greenwich Street Employees Fund, L.P., et al., Investment Company Act Release Nos. 25324 (Dec. 21, 2001) (notice) and 25367 (Jan. 16, 2002) (order).

Firm and an Applicant hereto, and other traders at unrelated financial services firms acting

as dealers in the FX spot market entered into and engaged in a conspiracy to fix, stabilize,

maintain, increase or decrease the price of, and rig bids and offers for, the EUR/USD

currency pair exchanged in the FX spot market by agreeing to eliminate competition in the

purchase and sale of the EUR/USD currency pair in the United States and elsewhere (the

"Conduct"). The Conduct included near daily conversations, some of which were in code,

in an exclusive electronic chat room used by certain EUR/USD traders, including the

EUR/USD trader employed by Citibank. The Conduct forms the basis for the DOJ's

antitrust charge that the Settling Firm violated 15 U.S.C. § 1.

  4. Under the terms of the Plea Agreement, the DOJ and the Settling Firm have

agreed that the District Court should impose a sentence requiring the Settling Firm to pay a

criminal fine of $925 million. The Plea Agreement also provides for a three-year term of

probation, with conditions to include, among other things, Citi's continued implementation

of a compliance program designed to prevent and detect the Conduct throughout its

operations, and Citi's further strengthening of its compliance and internal controls as

required by other regulatory or enforcement agencies that have addressed the Conduct,

including the U.S. Commodity Futures Trading Commission ("CFTC"), pursuant to its

settlement with Citibank on November 11, 2014, requiring remedial measures to

strengthen the control framework governing Citi's FX trading business (the "CFTC

Order"); the U.S. Treasury Department's Office of the Comptroller of the Currency

("OCC"), pursuant to its settlement with Citibank on November 11, 2014, requiring

remedial measures to improve the control framework governing Citi's wholesale trading

and benchmark activities (the "OCC Order"); the U.K. Financial Conduct Authority

("FCA"), pursuant to its settlement with Citibank on November 11, 2014 (the "FCA

Order"); and the U.S. Board of Governors of the Federal Reserve System ("FRB"),

pursuant to its settlement with Citigroup entered into concurrently with the DOJ resolution,

requiring remedial measures to improve controls for FX trading and activities involving

commodities and interest rate products where Citi acts as principal (the "FRB Order").

Applicants' Legal Analysis:

1. Section 9(a)(1) of the Act provides, in pertinent part, that a person may not

serve or act as an investment adviser or depositor of any registered investment company or

a principal underwriter for any registered open-end investment company, registered unit

investment trust, or registered face-amount certificate company, if such person within ten

years has been convicted of any felony or misdemeanor, including those arising out of such

person's conduct as a bank or an Affiliated Person of a bank. Section 2(a)(10) of the Act

defines the term "convicted" to include a plea of guilty. Section 9(a)(3) of the Act extends

the prohibitions of section 9(a)(1) to a company any Affiliated Person of which has been

disqualified under the provisions of section 9(a)(1). Section 2(a)(3) of the Act defines

"affiliated person" to include, among others, any person directly or indirectly controlling,

controlled by, or under common control with, the other person. Applicants state that the

Settling Firm is an Affiliated Person of each of the other Applicants within the meaning of

section 2(a)(3). Applicants state that the guilty plea would result in a disqualification of

each Adviser Applicant for ten years under section 9(a) of the Act because the Settling

Firm would become the subject of a conviction described in 9(a)(1).

2. Section 9(c) of the Act provides that, upon application, the Commission

shall by order grant an exemption from the disqualification provisions of section 9(a) of

the Act, either unconditionally or on an appropriate temporary or other conditional basis, to

any person if that person establishes that: (a) the prohibitions of section 9(a), as applied to the person, are unduly or disproportionately severe or (b) the conduct of the person has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking a Temporary Order and a Permanent Order exempting the Applicants and other Covered Persons from the disqualification provisions of section 9(a) of the Act. The Applicants and other Covered Persons may, if the relief is granted, in the future act in any of the capacities contemplated by section 9(a) of the Act subject to the applicable terms and conditions of the Orders.

3.   Applicants believe they meet the standards for exemption specified in section 9(c). Applicants assert that the (i) scope of the Conduct was limited and did not involve the Settling Firm or its Affiliated Persons performing Fund Service Activities, (ii) application of the statutory bar would impose potentially severe hardship on the Fund and its shareholders, (iii) prohibitions of section 9(a), if applied to the Applicants, would be unduly or disproportionately severe, and (iv) that the Conduct did not constitute conduct that would make it against the public interest or the protection of investors to grant the exemption from section 9(a).

4.   Applicants assert that the Conduct did not involve any of the Applicants acting as an investment adviser or depositor of any Fund, ESC, or business development company or principal underwriter for any Open-End Fund, UIT, or face amount certificate company registered under the Act. Applicants state that the Conduct similarly did not involve any Fund, ESC, or business development company with respect to which Applicants engaged in Fund Service Activities. Applicants also represent that the employment of the one trader who engaged in the Conduct was terminated, and that the trader will not be rehired. Moreover, the Applicant represents that no Adviser Applicant

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(other than Citibank, as employer of the one relevant FX trader) was involved in the Conduct.

5.　　Applicants further represent that: (i) none of the current or former directors, officers or employees of any Applicant involved in performing Fund Service Activities during the Relevant Period had any knowledge of, or had any involvement in, the Conduct; (ii) no current or former employee of any Applicant or of any other Covered Person who previously has been or who subsequently may be identified by an Applicant or any U.S. or non-U.S. regulatory or enforcement agency as having been responsible for the Conduct will have any involvement in performing Fund Service Activities or will be an officer, director, or employee of any Applicant or of any other Covered Person; (iii) no employee of any Applicant or of any other Covered Person who was involved in the Conduct had any, or will have any future, involvement in the Covered Persons' activities in any capacity described in section 9(a) of the Act; and (iv) because no personnel of any Applicant providing Fund Service Activities had any involvement in the Conduct, shareholders of the Funds were not affected any differently than if the Funds had received services from any other non-affiliated investment adviser or principal underwriter.

6.　　Applicants state that if the Adviser Applicants were disqualified under section 9(a) of the Act from performing Fund Service Activities and were unable to obtain the requested exemption, the effect on the Funds' shareholders, the Adviser Applicants' employees, and on the Adviser Applicants' future businesses could be severe. Applicants assert that, with respect to the ESC Advisers in particular, their disqualification from providing advisory or sub-advisory services to the ESCs would not be in the public interest or in furtherance of the protection of investors, and indeed such disqualification would frustrate the expectations of the eligible employees who invested in the ESCs. In addition, the Applicants state that Adviser Applicants have committed substantial resources to

establishing an expertise in providing services covered by section 9(a) and that prohibiting

the Adviser Applicants from providing Fund Service Activities to the Funds not only

would affect Adviser Applicants' current and future businesses adversely, but also the

employees of the Adviser Applicants. Applicants also assert that the Conduct did not

constitute conduct that would make it against the public interest or protection of investors

to issue the Orders.

       7.   Applicants assert that the Adviser Applicants' inability to continue to serve

as investment adviser or sub-adviser of the Funds (including as general partner providing

investment advisory services to ESCs) would result in the Funds and their shareholders

facing potentially severe hardship. Applicants argue that neither the protection of investors

nor the public interest would be served by permitting the section 9(a) disqualifications to

apply to the Adviser Applicants because those disqualifications would deprive the

shareholders of the Funds of the investment advisory or sub-advisory services provided by

the Adviser Applicants (including as general partner providing investment advisory

services to ESCs) that shareholders expected the Funds would receive when they decided

to invest in the Funds. Applicants also outline a number of other uncertainties,

inefficiencies, and expenses that they submit would result from the prohibitions of section

9(a) and operate to the detriment of the financial interests of the Funds and their

shareholders.

       8.   Applicants have agreed that neither they nor any of the other Covered

Persons will employ any of the current or former employees of Citi or any Covered Person

who previously have been or who subsequently may be identified by the Settling Firm or

any U.S. or non-U.S. regulatory or enforcement agency as having been responsible for the

Conduct without first making a further application to the Commission pursuant to section 9(c). Applicants have also agreed that each Applicant (and any Covered Person) will adopt and implement policies and procedures reasonably designed to ensure compliance with the terms and conditions of the Orders. In addition, the Settling Firm, Citibank and Citigroup has agreed to comply in all material respects with the material terms and conditions of the Plea Agreement, the CFTC Order, the OCC Order, the FRB Order, the FCA Order, or any other orders issued by regulatory or enforcement agencies addressing the Conduct.

9. Applicants further state that Citi has implemented remedial measures to protect against conduct similar to the Conduct, as described in greater detail in the application. These include certain remedial measures as required by the Plea Agreement, the CFTC Order, the OCC Order, the FRB Order, and the FCA Order, including improvements to the oversight, internal controls, compliance, risk management and audit programs for FX trading and related sales activities. Specifically, Citi represents that it has strengthened its governance structure and enhanced the overall control environment in FX trading, as well as other wholesale trading and benchmark activities. These efforts include (i) the establishment of a new Supervision and Controls Team within the Foreign Exchange and Local Markets business; (ii) the appointment of a Global Head of Markets Compliance to provide direction and oversight over the regional compliance personnel within Markets, and to coordinate global initiatives, best practices, policies and procedures and emerging issues in Markets; (iii) the establishment of a senior working group comprised of members of Markets, Compliance and Information Technology to coordinate initiatives that will focus on the development of enhanced tools designed to improve detection of market misconduct through transaction monitoring and communications surveillance; (iv) the establishment of and enhancements to transaction monitoring and

communications surveillance processes in the jurisdictions in which Citibank engages in

FX trading; and (v) enhancements to Citibank's compliance risk assessment and

compliance testing procedures around controls for the detection and prevention of

employee misconduct in FX trading.

10.   To provide further assurance that the exemptive relief being requested

would be consistent with the public interest and the protection of investors, the Applicants

have undertaken to distribute, as soon as reasonably practicable, written materials

describing the circumstances that led to the Plea Agreement and the application to, and to

offer to meet in person to discuss the materials with, the boards of directors or trustees of

each Fund (excluding, for this purpose, the ESCs) for which the Adviser Applicants serve

as investment adviser or sub-adviser, including the directors or trustees who are not

"interested persons" as defined in section 2(a)(19) of the Act, and their independent legal

counsel, if any. Further, the Applicants will provide each Fund (excluding, for this

purpose, the ESCs) with the information concerning the Plea Agreement and the

application necessary for the Fund to fulfill its disclosure and other obligations under the

federal securities laws and will provide it a copy of the Plea Agreement.

11.   Applicants state that certain of the Applicants and their affiliates have

previously received orders under section 9(c) of the Act, as the result of conduct that

triggered section 9(a), as described in greater detail in the application.

Applicants' Conditions:

Applicants agree that any order granted by the Commission pursuant to the

application will be subject to the following conditions:

1.   Any temporary exemption granted pursuant to the application shall be

without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

2. Neither the Applicants nor any of the other Covered Persons will employ any of the current or former employees of the Settling Firm or any Covered Person who previously has been or who subsequently may be identified by the Settling Firm or any U.S. or non-U.S. regulatory or enforcement agency as having been responsible for the Conduct, without first making a further application to the Commission pursuant to section 9(c).

3. Each Adviser Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order or, with respect to condition 4, such date as may be contemplated by the Plea Agreement, or the CFTC Order, the OCC Order, the FRB Order, the FCA Order, or any other orders issued by regulatory or enforcement agencies addressing the Conduct.

4. The Settling Firm, Citibank and Citigroup will comply in all material respects with the material terms and conditions of the Plea Agreement, the CFTC Order, the OCC Order, the FRB Order, the FCA Order, or any other orders issued by regulatory or enforcement agencies addressing the Conduct.

5. Applicants will provide written notification to the Chief Counsel of the Commission's Division of Investment Management with a copy to the Chief Counsel of

the Commission's Division of Enforcement of a material violation of the terms and conditions of any of the Orders within 30 days of discovery of the material violation.

Temporary Order:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the guilty plea entered into pursuant to the Plea Agreement, subject to the representations and conditions in the application, from June 15, 2015 until the Commission takes final action on their application for a permanent order.

By the Commission.

Jill M. Peterson
Assistant Secretary